October 17, 2017

VIA EDGAR
Isaac Esquivel
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:     Altisource Asset Management Corporation
Form 10-K for fiscal year ended December 31, 2016
Filed March 1, 2017
File No. 001-36063

Dear Mr. Esquivel:

Altisource Asset Management Corporation (the “Company” or “AAMC”) hereby provides this letter in response to the comment (the “Comment”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s October 11, 2017 letter to the Company (the “Comment Letter”) relating to the Company’s Form 10-K for the year ended December 31, 2016 (the “Form 10-K”) filed on March 1, 2017.

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, the Company has restated the Comment in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Form 10-K.

General

1.
We note that substantially all of your revenue for all periods presented was generated through your asset management agreement with Altisource Residential Corporation (“RESI”). To the extent you have a significant customer, please tell us whether you considered providing RESI’s 2016 financial statements or a statement referring investors to a publicly-available website with its SEC filed financial information.

Response: We confirm that RESI is a significant customer of AAMC and that AAMC is heavily reliant on RESI for its revenues under the asset management agreement. We considered including RESI’s financial statements in its Forms 10-K and 10-Q. However, we believe that providing RESI’s financial statements in AAMC’s filings would have significant potential to mislead or confuse investors.

AAMC notes that in several locations in the Form 10-K, AAMC refers to RESI as its primary customer and states that RESI is a publicly traded company (i.e., see page 1 in “Business-Overview”, page 42 in Management’s Discussion and Analysis of Financial Condition and Results of Operations-Our

Altisource Asset Management Corporation, 5100 Tamarind Reef, Christiansted, USVI 00820 www.altisourceamc.com

Company” and page F-8 in Note 1 to the financial statements). Similar disclosures are made in AAMC’s quarterly reports on Form 10-Q. We believe these references provide investors with information that RESI’s SEC filings are generally available to investors.

Notwithstanding this belief, in response to the Staff’s comment, the Company will add disclosures in future filings in Note 1 to the consolidated financial statements in its Forms 10-K and 10-Q, in “Business-Available Information” in its Form10-K and other appropriate locations that refer readers to RESI’s financial statements and SEC filings available at http://www.sec.gov and http://ir.altisourceresi.com/financials.cfm to enable investors to access RESI’s financial statements if they desire to do so.

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The Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at +1 (770) 644-7450 or Robin N. Lowe, the Company’s Chief Financial Officer, at +1 (345) 815-9919 if you have any questions or need additional information.

Sincerely,

/s/ Stephen H. Gray

Stephen H. Gray
General Counsel and Secretary

cc:
Robin N. Lowe
Altisource Asset Management Corporation
5100 Tamarind Reef
Christiansted, VI 00820

Becky Chow
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010